

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Institutional Financial Markets, Inc.
2929 Arch Street
Philadelphia, PA 19104

> **Re: Institutional Financial Markets, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 11, 2013**
> **File No. 333-191887**

Dear Mr. Pooler:

We have reviewed your amendment and your response dated December 11, 2013 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.   Please have counsel revise to opine that the Rights are and will be binding obligations of the Company.

Please contact Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director